SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 8, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated November 8, 2017,  the company informed that in compliance with Art. 63 of the Regulation of List of Argentine Stock Exchanges and Markets S.A. for the three-month periods ended September 30, 2017 and 2016, in order to report the following:

1. Results of the period	in million ARS
	09/30/2017	09/30/2016
Results of the period (three-month period)	74	344
Attributable to:
Shareholders of the controlling company	553	200
Non-controlling interest	(479)	144

2. Other integral results of the period	in million ARS
	09/30/2017	09/30/2016
Other integral results of the period (three-month period)	(451)	540
Attributable to:
Shareholders of the controlling company	(281)	228
Non-controlling interest	(170)	312

3. Total integral results of the period	in million ARS
	09/30/2017	09/30/2016
Total integral results of the period (three-month period)	(377)	884
Attributable to:
Shareholders of the controlling company	272	428
Non-controlling interest	(649)	456

4. Equity details	in million ARS
	09/30/2017	09/30/2016
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	17	16
Legal Reserve	143	117
Special Reserve	2,751	2,755
Cost of treasury share	(28)	(29)
Changes in non-controlling interest	156	(302)
Reserve for share-based payments	79	70
Reserve for future dividends	494	520
Reserve for conversion	1,155	632
Reserve for coverage instruments	15	(11)
Reserve for defined benefit plans	(53)	(19)
Other subsidiary reserves	37	37
Retained earnings	19,846	16,459
Shareholders’ Equity attributable to controlling company’s shareholders	26,107	21,740
Non-controlling interest	20,799	15,273
Total shareholder's equity	46,906	37,013

5. Adjustments of previous results	in million ARS
09/30/2016
Change in the valuation method of investment properties	1,126
Attributable to:
Shareholders of the controlling company	777
Non-controlling interest	349

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,243 shares directly and indirectly (through Helmir S.A.), which represents 63.76% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on September 30, 2017, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 208,478,513 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.03% of the issued share capital.

As of September 30, 2017 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on September 30, 2017, the following can be highlighted:

➢
Adjusted EBITDA for the first quarter of FY 2018 reached ARS 3,215 million (ARS 707 million from Argentina and ARS 2,508 million from Israel), increasing by 28.4% compared to IQ17.

➢
Net result for IQ18 registered a gain of ARS 74 million compared to a gain of ARS 344 million in IQ17 mainly explained by a non cash loss of ARS 2.228 million coming from Israel Business Center as a result of a partial debt exchange at Discount Corporation Ltd. level.

➢
Tenant Sales in our malls grew by 22.5% in IQ18 while the average rent per sqm of the office portfolio reached USD/sqm 26.8. EBITDA of the rental segment increased by 26.1% in the compared quarter.

➢
We reached 98.8% occupancy in our shopping malls, 96.2% occupancy in our offices and 68.4% in our hotels’ portfolio.

➢
In October 31, 2017, our Annual Shareholders’ meeting has approved the distribution of a cash dividend for the sum of ARS 1,400 million (ARS/share 2.4191 and ARS/ADR 24.1931) that will be made available for shareholders on November 14, 2017.

➢
In October 2017, we have sold in the secondary market 10.2 million shares of IRSA Commercial Properties for a total amount of USD 138.2 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 8, 2017